7777 Washington Village Drive Suite

280 Dayton, OH 45459

866-439-9093

www.beaconinvesting.com

Code of Ethics

Updated December 15, 2022

Introduction

This Code of Ethics (the “Code”) has been adopted by Beacon Capital Management, Inc. (“Beacon”) in accordance with the Advisers Act. The purpose of the Code is to establish guidelines and procedures to identify and prevent supervised persons of Beacon from breaching their fiduciary duties and to address other situations that may pose a conflict of interest or a potential conflict of interest. Additionally, Beacon has developed and adopted an Insider Trading Policy that applies to Access Persons (as defined below).

Rule 204A-1 under the Advisers Act requires registered investment advisers to adopt a written code of ethics addressing, among other things:

•	Standard(s) of business conduct required of supervised persons that reflect the adviser’s fiduciary obligations and those of its supervised persons.
•	Provisions mandating compliance with applicable federal securities laws by supervised persons.
•	Provisions requiring all Access Persons to report, and the adviser to review, personal securities transactions and holdings.
•	Provisions requiring supervised persons to report violations of the code to the CCO.
•	Provisions requiring the adviser to provide a copy of the code to each supervised person and obtain from them written acknowledgment of receipt.

Investment advisers are fiduciaries that owe their clients a duty of care and loyalty. This fiduciary duty governs every aspect of an adviser’s conduct and relationship with clients. The guiding principle for a fiduciary is to always put the client’s interests ahead of his/her own interests and to provide full and fair disclosure to clients, including disclosure of all actual and potential material conflicts of interest.

Similarly, investment advisers may not engage in or attempt to engage in fraudulent, deceptive, or manipulative conduct with respect to clients.

Beacon has a fiduciary responsibility to always act in the best interest of its clients. Accordingly, no employee of Beacon may take any action, including, but not limited to, purchasing or selling a security, for personal gain that is contrary to the interests of its clients. Beacon’s fiduciary obligations to clients also require it to maintain and enforce policies and procedures to prevent the misuse of material nonpublic information, which includes misuse of material nonpublic information about the adviser's securities recommendations and client securities holdings and transactions. Beacon’s duty of care also requires that it safeguard this sensitive information.

Beacon’s policy requires all personnel to comply with all applicable federal and state securities laws, to perform their duties with complete propriety and to never take advantage of their position of trust with clients to their detriment.

Distribution and Attestation

A copy of this Code of Ethics will be distributed by the CCO to every employee on an annual basis, and amendments will be distributed as appropriate. All employees annually must attest in writing that they

(1) have read and understood and (2) agree to comply with the policies and procedures in the Code of Ethics and Insider Trading Policy. In addition, all new employees will be given a copy of the Code of Ethics upon hiring and must attest in writing that they (1) have read and understood and (2) agree to comply with the policies and procedures in the Code of Ethics and Insider Trading Policy. The signed attestations will be maintained by the CCO. Beacon welcomes any questions and/or comments about its

Code of Ethics and Insider Trading Policy. Any questions regarding compliance issues, of any kind, should be directed to the CCO.

Compliance with Laws and Regulations

Beacon supervised persons must, at a minimum, comply with all applicable legal requirements, including applicable federal and other securities laws. Supervised persons may be held personally liable for any improper or illegal acts committed during the course of their employment, and ignorance of laws and regulations is not a defense. Supervised person must comply with the requirements of Rule 204A-1 under the Investment Advisers Act of 1940, as amended; which makes it unlawful:

•	To employ any device, scheme or artifice to defraud an advisory client;
•	To make any untrue statement of a material fact to an advisory client, or omit to state a material fact necessary, in order to make the statement not misleading;
•	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on an advisory client;
•	Engage in any manipulative practice with respect to securities, including price manipulation
•	Favor the interests of one client over another client; or
•	Engage in front running, and/or profit personally, directly or indirectly, as a result of knowledge about a security or a transaction.

Safeguarding Material Information about Client Transactions

All employees of Beacon are required to restrict access to any nonpublic information about clients (including, but not limited to, information concerning client securities holdings, purchases and sales); information may be shared with broker-dealers, custodians and other service providers or with other employees of Beacon only if such service providers and individuals need to know that information in order to provide products or services to clients. Similarly, if not needed to service clients, Beacon does not permit employees to distribute lists, descriptions, or other groupings of clients’ personal information derived from information that is not publicly available. Any personal or nonpublic information should be released only on a “need to know” basis.

Accordingly, it is Beacon’s policy not to disclose nonpublic personal information it collects about clients to non-affiliated third parties, other than to government regulatory agencies or as otherwise permitted or required by law. For example, Beacon shares information with service providers, such as custodians that handle securities custody and trading for client accounts.

Beacon protects its clients’ personal information by maintaining password protected computers within the office, files that are locked and are available only to those with access keys, secure document drives, and firewalls on its network in order to prevent anyone outside of authorized parties from viewing information that is not public in nature.

If at any time, any employee of Beacon is unsure about whether or not personal information of any client is being released in violation of this Code of Ethics, questions should be immediately forwarded to the CCO.

Reporting of Personal Securities Transactions

As a fiduciary, Beacon is prohibited from taking advantage of an investment opportunity at the expense of its clients. To ensure compliance with this requirement and to resolve conflicts of interest that may arise, as a precautionary measure, Beacon requires all Access Persons to submit information regarding their personal securities transactions to the CCO. These records are reviewed by the CCO and compared against client trading information and/or Beacon’s Restricted List for instances of trading practices that harm Beacon’s clients, such as scalping, front-running or taking an investment opportunity from a client for an employee’s own benefit.

In order to prevent and/or detect any instances of inappropriate personal securities trading, Beacon requires annual holdings reports and quarterly transaction reports from each Access Persons. Access Persons must submit required reports for all reportable securities, defined below, in which the Access Person has or acquires any direct or indirect beneficial ownership. An Access Person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the Access Person's household.

Annual Holdings Report

All Access Persons of Beacon must submit a holdings report to the CCO, no later than 10 days after a person becomes an Access Person of and 30 days after the end of the calendar year. The report must contain the title and exchange ticker symbol or CUSIP number, if applicable, type of security, number of shares and principal amount of each “reportable security” (defined below) in which the Access Person has any direct ownership, the name of any broker, dealer or bank with which the Access Person maintains an account in which any reportable securities are held for the employee’s direct or indirect benefit; and the date the Access Person submits the report. These reports may be gathered via direct feed from Access Person’s brokerage account.

No holdings report is required with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control.

The information in the report must be current as of a date no more than 45 days prior to the date the person becomes an employee or 45 days prior to the date the report was submitted, as applicable.

Quarterly Transactions Report

All Access Persons of Beacon must submit a transaction report to the CCO, no later than 30 days after the end of each calendar quarter. The transaction report must contain details of each reportable security in which the Access Person had, or as a result of the transaction acquired, any direct ownership and must contain the date of the transaction, the title and CUSIP number or exchange ticket symbol, as applicable, the maturity date and interest rate, if applicable, the number of shares, and the principal amount of each reportable security involved, the nature of the transaction (i.e. “purchase or sale” (as defined below) or other acquisition or disposition), the price at which the transaction was effected, the name of the broker, dealer or bank with or through whom the transaction was effected, and the date the Access Person submits the report.

No transaction report is required with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control or with respect to transactions effected pursuant to an “automatic investment plan” (defined below). In addition, no transaction report is required if the report would duplicate information contained in broker-dealer trade confirmations or account statements that Beacon maintains in its records so long as the employee submits the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.

If no personal securities transactions were effected during a particular calendar quarter, the Access Person should provide a statement of such to the CCO, unless the Access Person has established a direct feed.

Definitions

“Access Person” means any supervised person of Beacon who: (i) has access to nonpublic information regarding any Advisory Client’s purchase or sale of securities; or (ii) is involved in making securities recommendations to Advisory Clients, or who has access to such recommendations that are nonpublic. Beacon has notified all Access Persons of their designation.

“Advisory Client” means any person or entity to which Beacon provides investment advisory services.

“Automatic investment plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

“Purchase or sale” of a security includes, among other things, the writing of an option to purchase or sell a security.

“Reportable security” means any security except the following:

(i)	Direct obligations of the Government of the United States;

(ii)  Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short- term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;
(iv)	Shares issued by open-end funds; and

(v)  Shares issued by unit investment trusts that are invested exclusively in one or more open- end funds.

If an Access Person has any questions regarding the above requirements or whether a particular requirement applies, he or she should consult with the CCO.

Initial Public Offerings and Private Placements

Access Persons must obtain Beacon’s approval before investing in any initial public offering or private placement. In the event that an Access Person wishes to invest in any IPO or private placement, a written request detailing the security in question, and to the extent known, the number of shares, the total dollar amount to be invested, how long the Access Person plans to own the security, and the reason for the investment must be submitted to the CCO. The trade in question may not be placed until written authorization has been received from the CCO. If the CCO is not available for any reason, written request should be submitted to the General Counsel.

Confidentiality

All Supervised Persons are expected to strictly comply with measures necessary to preserve the confidentiality of information considered confidential by Beacon, its Advisory Clients (and former Advisory Clients) and other persons or entities Beacon conducts business with (e.g., vendors).

Supervised Persons have an obligation to keep such information in strict confidence. Confidential information relating to Advisory Clients includes the client’s identity (unless the client consents to disclosure), the client’s security holdings, purchases and sales, and advice furnished to the client by Beacon. Covered Persons are prohibited from revealing information as to the investment intentions, activities or holdings of Advisory Client Accounts, except to persons whose responsibilities require knowledge of the information.

Violations, Reporting, and Questions

If an employee of Beacon suspects a violation of the Code of Ethics, he or she is required to immediately report that suspected violation to the CCO. Failure to report suspected violations of this Code of Ethics is itself a violation of the Code of Ethics and subject to penalty, as discussed below. The CCO will promptly report any violations of the Code to the owners and directors of Beacon and corrective measures, if appropriate, will be taken at that time. Reports of violations may come from violators themselves who discover an inadvertent violation, or may come from others within the company who discover the violation of a fellow employee.

Penalty for violation of the Beacon’s Code of Ethics could result in immediate dismissal of the violator or could include stricter procedures for securities trading and other activities. If any violation of Beacon’s Code is determined to have occurred, the CCO may impose sanctions and take such other actions, including, without limitation, requiring that the trades in question be reversed, requiring the disgorgement of profits, issuing a letter of caution or warning, issuing a suspension of personal trading rights or suspension of employment (with or without compensation), imposing a fine, making a civil referral to the SEC, making a criminal referral, and/or terminating employment for cause or any combination of the foregoing. All sanctions and other actions taken shall be in accordance with applicable employment laws and regulations. Any profits forfeited shall be paid to the applicable client(s), if any, or given to a charity, as the CCO shall determine is appropriate.

If an employee has a question as to the applicability or interpretation of the foregoing requirements, or as to the propriety of any actions, the employee is required to discuss the question with the CCO before trading or communicating the information to anyone.

Written Report

On an annual basis, the CCO will prepare a written report to the leadership of Beacon setting forth a summary of the effectiveness of the policies and procedures of the Code and Insider Trading Policy and any recommended revisions.